Aurora Technology Acquisition Corp.

4 Embarcadero Center

Suite 1449

San Francisco, CA 94105

Telephone: (650) 550-0458

January 25, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, DC 20549-3010

Attn:	Victor Rivera Melendez

Re:	Aurora Technology Acquisition Corp.	Acceleration Request
	Registration Statement on Form S-1	Requested Date: January 27, 2022
	File No. 333-261753	Requested Time: 5:00 P.M. Eastern Time (or as soon
thereafter as possible)

Dear Mr. Melendez:

Aurora Technology Acquisition Corp. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the above-referenced Registration Statement on Form S-1 be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with Ilan Katz of Dentons US LLP, counsel to the Company, at (212) 768-6700.

Sincerely,

AURORA TECHNOLOGY ACQUISITION CORP.

By: /s/ Zachary Wang

Name: Zachary Wang

Title:   Chief Executive Officer

cc:	Ilan Katz, Esq.

Dentons US LLP